UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

(Commission File No. 001-40241)

LAVA Therapeutics N.V.

(Translation of registrant’s name into English)

Yalelaan 60

3584 CM Ultrecht, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☐

LAVA Therapeutics, N.V.

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File no. 333-256655) and registration statement on Form F-3 (File no. 333-264246) of LAVA Therapeutics N.V. (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.3 to this Report on Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (Exchange Act), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

In conjunction with issuance of a press release issued on May 17, 2022 and furnished herewith as Exhibit 99.3, Edward Smith resigned as Chief Financial Officer of Lava Therapeutics N.V. (the "Company") to pursue other interests, effective as of May 17, 2022. His departure is not the result of any disagreement related to the Company’s operations, financial reporting, or controls. Mr. Smith agreed to serve in a consulting capacity to support the Company's transition. The Company has commenced a search for Mr. Smith's permanent replacement.

RISK FACTORS

Our business faces significant risks. You should carefully consider all of the information set forth in this report and in our other filings with the United States Securities and Exchange Commission, or the SEC. Our business, financial condition, results of operations and growth prospects could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described in our other SEC filings.

EXHIBIT LIST

Exhibit	Description
99.1	Unaudited Condensed Consolidated Interim Financial Statements as of and for the Three Months Ended March 31, 2022 and 2021
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Three Months Ended March 31, 2022 and 2021
99.3	Press Release dated May 17, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

LAVA Therapeutics, N.V.
(Registrant)

Date: May 17, 2022	By:	/s/ Stephen Hurly
Stephen Hurly
Chief Executive Officer and Director